Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280059

BLACKSTONE REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 6 DATED JANUARY 5, 2026

TO THE PROSPECTUS DATED AUGUST 5, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust Inc., dated August 5, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “BREIT,” “we,” “us,” or “our” refer to Blackstone Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to describe the Company’s Investor Incentive Program (as defined below).

Investor Incentive Program

Each investor subscribing for shares of the Company with a subscription date between January 1, 2026 and April 1, 2026 (the “Incentive Period”) will receive an additional 1% of their subscription amount in shares (such amount, the “Bonus Shares”) issued by the Company (the “Investor Incentive Program”) except as set forth below with respect to certain feeder vehicles. The Adviser and/or its affiliates will contribute the full purchase price for such Bonus Shares to the Company from its own assets and at no additional cost to the investor. The Bonus Shares issued will be the same class of shares purchased by the investor. For example, if an investor subscribes for $10,000 in Class I shares at an initial purchase price of $10.00 per share, pursuant to the Investor Incentive Program, the investor will receive a total of 1,010 Class I shares (i.e., 1,000 Class I shares related to the investor’s subscription and 10 Class I Bonus Shares). Each investor subscribing in the Company’s continuous public and private offerings will be eligible to receive Bonus Shares during the Incentive Period.

All Bonus Shares will have the same rights as other shares in all regards and will be credited to the investor’s account as of the relevant subscription date. Shares, including Bonus Shares, may be submitted for repurchase subject to the same terms as the other shares pursuant to the share repurchase plan. Class T-2, Class S-2 and Class D-2 Bonus Shares will bear stockholder servicing fees as described in the Prospectus but will not be subject to upfront selling commissions and dealer manager fees. The Company intends to take the position that such Bonus Shares are issued in connection with the initial purchase of shares during the Incentive Period and that the receipt of such Bonus Shares does not represent taxable income to the investor.

For U.S. federal income tax purposes, an investor’s tax basis in its shares purchased during the Incentive Period and any Bonus Shares received in connection with a purchase of shares during the Incentive Period will generally equal the amount of cash the investor actually paid to the Company for such shares. For example, if the investor purchased 1,000 Class I shares for $10,000 and received 10 Bonus Shares worth $100 in connection with their purchase, the investor’s tax basis in the 1,010 shares received would be $10,000 or approximately $9.90 in each share (including the Bonus Shares). While the Company believes that this is the appropriate tax treatment for the receipt of Bonus Shares under U.S. federal income tax laws, there can be no assurances to that effect, or as to the consequences under the investor’s jurisdiction. As a result, prospective investors should consult their tax advisors regarding all aspects of their participation in the offering.

Unless otherwise extended by the Adviser, the Investor Incentive Program will terminate after the Incentive Period, and investors participating in the offering after such date will not receive any Bonus Shares. The Adviser reserves the right to amend, extend or terminate the Investor Incentive Program at any time.

The Investor Incentive Program may create an incentive for shareholders to invest additional amounts in the Company.

Certain feeder or other vehicles created to hold the Company’s shares and other assets, which in turn sell interests in themselves to other investors (including non-U.S. persons) may implement the Investor Incentive Program differently for operational reasons (including administrative or systems limitations) or may not be eligible to participate in the Investor Incentive Program as determined by the Company in its sole discretion.